                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 PAGE
                                                                                                 ----

NAVIOS MARITIME HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Successor)                               F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Predecessor)                             F-3

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006 AND DECEMBER 31, 2005 (Successor)                F-4

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR
THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM
JANUARY 1, 2005 TO AUGUST 25, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)         F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR
THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM
JANUARY 1, 2005 TO AUGUST 25, 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)        F-6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006
AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD
FROM JANUARY 1, 2005 TO AUGUST 25, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)    F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                                    F-8

                                      F-1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
NAVIOS MARITIME HOLDINGS INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Navios
Maritime Holdings Inc and its subsidiaries (Successor) at December 31, 2006 and
December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for period from August 26, 2005 to December
31, 2005, in conformity with accounting principles generally accepted in the
United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS S.A.

Athens, Greece
March 8, 2007

                                      F-2

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
NAVIOS MARITIME HOLDINGS INC.:

In our opinion, the accompanying consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Holdings Inc and its subsidiaries (Predecessor) for the period from January 1, 2005 to August 25,
2005 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS S.A.

Athens, Greece
March 22, 2006

                                      F-3

                          NAVIOS MARITIME HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEETS
         (Expressed in thousands of US Dollars - except per share data)

                                                                                         SUCCESSOR       SUCCESSOR
                                                                                        DECEMBER 31,   DECEMBER 31,
                                                                                NOTES       2006           2005
                                                                                -----   ------------   ------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                        4,13     $ 99,658       $ 37,737
Restricted cash                                                                  2,13       16,224          4,086
Accounts receivable, net                                                            6       28,235         13,703
Short term derivative asset                                                        13       39,697         45,556
Short term backlog asset                                                            9        5,246          7,019
Prepaid expenses and other current assets                                           7        6,809          6,438
                                                                                          --------       --------
TOTAL CURRENT ASSETS                                                                       195,869        114,539
                                                                                          --------       --------
Deposit on exercise of vessels purchase options                                     8        2,055          8,322
Vessels, port terminal and other fixed assets, net                               8,24      505,292        365,997
Long term derivative assets                                                        13            0             28
Deferred financing costs, net                                                               11,454         11,677
Deferred dry dock and special survey costs, net                                              3,546          2,448
Investments in affiliates                                                       10,18          749            657
Long term backlog asset                                                             9        2,497          7,744
Trade name                                                                          9       86,202         89,014
Port terminal operating rights                                                      9       29,954         30,728
Favorable lease terms                                                               9       66,376        117,440
Goodwill                                                                            3       40,789         40,789
                                                                                          --------       --------
TOTAL NON-CURRENT ASSETS                                                                   748,914        674,844
                                                                                          --------       --------
TOTAL ASSETS                                                                              $944,783       $789,383
                                                                                          ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                          $ 37,366       $ 13,886
Accrued expenses                                                                   11       10,726         11,253
Deferred voyage revenue                                                                      4,657          6,143
Short term derivative liability                                                    13       42,034         39,992
Short term backlog liability                                                        9        5,946          8,109
Current portion of long term debt                                                  12        8,250         54,221
                                                                                          --------       --------
TOTAL CURRENT LIABILITIES                                                                  108,979        133,604
                                                                                          --------       --------
Senior notes, net of discount                                                      12      297,956             --
Long term debt, net of current portion                                             12      261,856        439,179
Long term liabilities                                                              14          979          2,297
Long term derivative liability                                                     13          797            598
Long term backlog liability                                                         9            0          5,947
                                                                                          --------       --------
TOTAL NON-CURRENT LIABILITIES                                                              561,588        448,021
                                                                                          --------       --------
TOTAL LIABILITIES                                                                          670,567        581,625
                                                                                          --------       --------
COMMITMENTS AND CONTINGENCIES                                                      16
STOCKHOLDERS' EQUITY
Preferred stock - $0.0001 par value, authorized 1,000,000 shares. None issued                   --             --
Common stock - $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 62,088,127 and 44,239,319 as of December 31, 2006 and 2005
respectively                                                                                     6              4
Additional paid-in capital                                                                 276,178        205,593
Accumulated other comprehensive income                                                      (9,816)            --
Retained earnings                                                                            7,848          2,161
                                                                                          --------       --------
TOTAL STOCKHOLDERS' EQUITY                                                                 274,216        207,758
                                                                                          --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $944,783       $789,383
                                                                                          ========       ========

                 See notes to consolidated financial statements

                                      F-4

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (Expressed in thousands of US Dollars - except per share data)

                                                           SUCCESSOR          SUCCESSOR         PREDECESSOR      PREDECESSOR
                                                              YEAR          AUGUST 26, 2005   JANUARY 1, 2005        YEAR
                                                              ENDED               TO                TO              ENDED
                                                  NOTE  DECEMBER 31, 2006  DECEMBER 31, 2005  AUGUST 25, 2005  DECEMBER 31, 2004
                                                 -----  -----------------  -----------------  ---------------  -----------------

Revenue                                            21      $   205,965        $    76,376        $ 158,630         $ 279,184
(Loss) gain on Forward Freight Agreements          13           19,786             (2,766)           2,869            57,746
Time charter, voyage and port terminal expenses                (84,717)           (39,119)         (91,806)         (179,732)
Direct vessel expenses                                         (19,863)            (3,137)          (5,650)           (8,224)
General and administrative expenses                            (14,565)            (4,582)          (9,964)          (12,722)
Depreciation and amortization                     8,9          (37,719)           (13,582)          (3,872)           (5,925)
Gain on sale of assets                             20               --                 --               --                61
Provision for losses on accounts receivable         6           (6,242)              (411)              --              (294)
Interest income                                                  3,832              1,163            1,350               789
Interest expense and finance cost, net             12          (47,429)           (11,892)          (1,677)           (3,450)
Other income                                                     1,819                 52            1,426               374
Other expense                                                     (472)              (226)            (757)           (1,438)
                                                           -----------        -----------        ---------         ---------
Income before equity in net earnings of
   affiliate companies                                          20,395              1,876           50,549           126,369
Equity in net Earnings of Affiliated Companies   10,18             674                285              788               763
                                                           -----------        -----------        ---------         ---------
NET INCOME                                                 $    21,069        $     2,161        $  51,337         $ 127,132
                                                           ===========        ===========        =========         =========
EARNINGS PER SHARE, BASIC                                  $      0.38        $      0.05        $   58.70         $  139.83
                                                           ===========        ===========        =========         =========
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC           22       54,894,402         40,189,356          874,584           909,205
                                                           ===========        ===========        =========         =========
EARNINGS PER SHARE, DILUTED                                $     0. 38        $      0.05        $   58.70         $  139.83
                                                           ===========        ===========        =========         =========
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED         22       55,529,688         45,238,554          874,584           909,205
                                                           ===========        ===========        =========         =========

                 See notes to consolidated financial statements.

                                      F-5

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Expressed in thousands of US Dollars)

                                                                     SUCCESSOR       SUCCESSOR        PREDECESSOR     PREDECESSOR
                                                                       YEAR       AUGUST 26, 2005   JANUARY 1, 2005       YEAR
                                                                      ENDED             TO                 TO            ENDED
                                                                   DECEMBER 31,     DECEMBER 31,       AUGUST 25,     DECEMBER 31,
                                                            NOTE       2006            2005               2005            2004
                                                           -----   ------------   ---------------   ---------------   ------------

OPERATING ACTIVITIES
Net income                                                          $  21,069        $   2,161         $  51,337       $ 127,132
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
   BY OPERATING ACTIVITIES:
Depreciation and amortization                               8,9        37,719           13,582             3,872           5,925
Amortization and write-off of deferred financing cost                   8,004            1,253               425             773
Amortization of deferred dry dock costs                                 1,382              143               160             249
Amortization of backlog                                                  (590)            (78)                --              --
Provision for losses on accounts receivable                  6          6,024              411              (880)           (573)
(Gain)  on sale of fixed assets                                            --               --                --             (61)
Unrealized (gain)/loss on FFA derivatives                    13       (12,484)          17,074            23,793            (599)
Unrealized (gain)/loss on foreign exchange contracts                      (56)            (212)              338              44
Unrealized (gain)/loss on interest rate swaps                             (85)            (384)             (403)            301
Earnings in affiliates, net of dividends received          10,18          (92)            (285)              185             (64)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
(Increase) decrease in restricted cash                                (12,138)             433            (1,005)           (281)
(Increase) decrease in accounts receivable                            (20,556)          (9,193)           11,768           2,721
(Increase) decrease in prepaid expenses and other                        (371)           2,896             3,762           4,755
Increase (decrease) in accounts payable                                23,480           (1,321)          (10,172)            708
(Decrease) increase in accrued expenses                                  (527)           2,332            (1,229)            191
(Decrease) increase in deferred voyage revenue                         (1,486)          (3,961)           (5,032)         (1,833)
(Decrease) increase in long term liability                             (1,318)            (275)            (451)             148
Increase (decrease) in derivative accounts                             10,937            1,505            (4,523)         (2,318)
Payments for dry dock and special survey costs                         (2,480)          (1,710)               --              --
                                                                    ---------        ---------         ---------       ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              56,432           24,371            71,945         137,218
                                                                    ---------        ---------         ---------       ---------

INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options                         (2,055)          (8,322)               --              --
Acquisition of vessels                                      8,18     (108,117)        (110,831)               --              --
Purchase of property and equipment                           8         (1,291)            (294)           (4,264)         (5,103)
Proceeds from sale of fixed assets                                         --               --                --             136
                                                                    ---------        ---------         ---------       ---------
NET CASH (USED IN) INVESTING ACTIVITIES                              (111,463)        (119,447)           (4,264)         (4,967)
                                                                    ---------        ---------         ---------       ---------

FINANCING ACTIVITIES:
Proceeds from long term loan                                 12       117,153          105,900                --          91,506
Proceeds from senior notes, net of discount                  12       297,956
Repayment of long term debt and payment of principal         12      (340,453)        (126,870)          (50,506)       (139,189)
Repayment of shareholders loan                                             --           (8,622)               --             367
Debt issuance costs                                                    (7,775)          (3,787)               --            (438)
Issuance of common stock                                               65,453               --                --          (9,000)
Redemption of preferred stock                                              --               --                --         (15,189)
Dividends paid                                                        (15,382)              --                --         (40,000)
Cash received from downstream merger                         3             --          102,259                --              --
                                                                    ---------        ---------         ---------       ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   116,952           68,880           (50,506)       (111,943)
                                                                    ---------        ---------         ---------       ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       61,921          (26,196)           17,175          20,308
                                                                    ---------        ---------         ---------       ---------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR / PERIOD                  37,737           63,933            46,758          26,450
                                                                    ---------        ---------         ---------       ---------
CASH AND CASH EQUIVALENTS, END OF YEAR / PERIOD                     $  99,658        $  37,737         $  63,933       $  46,758
                                                                    =========        =========         =========       =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                                              $  38,917        $   9,932         $   2,358       $   5,159

NON-CASH INVESTING AND FINANCING ACTIVITIES

o    See Note 3 for assets and liabilities assumed in the down stream merger of
     ISE

o    See Notes 8 and 18 for issuance of shares in connection with the acquisition of vessels

                 See notes to consolidated financial statements.

                                      F-6

                          NAVIOS MARITIME HOLDINGS INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
         (Expressed in thousands of US Dollars - except per share data)

                                                                                                        ACCUMULATED
                                   NUMBER OF          ADDITIONAL     LOAN          LEGAL                    OTHER         TOTAL
                                    COMMON    COMMON    PAID-IN       TO          RESERVE     RETAINED  COMPREHENSIVE  STOCKHOLDERS'
                                    SHARES     STOCK    CAPITAL   SHAREHOLDER  (RESTRICTED)   EARNINGS  INCOME/(LOSS)     EQUITY
                                  ----------  ------  ----------  -----------  ------------  ---------  -------------  -------------

BALANCE DECEMBER 31, 2003
(PREDECESSOR)                        978,447   $ 98   $  69,559      $(367)        $ 135     $  26,867   $     --        $  96,262
Net income
Movement in legal reserve                 --     --          --         --           154          (154)        --               --
Repayment of shareholder loan             --     --          --        367            --            --         --              367
Dividends                                 --     --          --         --            --       (40,000)        --          (40,000)
Cancellation of common stock        (103,863)   (11)     (8,989)        --            --            --         --           (9,000)
                                  ----------   ----   ---------      -----         -----     ---------   --------        ---------
BALANCE DECEMBER 31, 2004
(PREDECESSOR)                        874,584     87      60,570         --           289       113,845         --          174,791
Net income - year to August 25,
2005                                      --     --          --         --            --        51,337         --           51,337
   Movement in legal reserve              --     --          --         --           163          (163)        --               --
                                  ----------   ----   ---------      -----         -----     ---------   --------        ---------
BALANCE AUGUST 25, 2005
(PREDECESSOR)                        874,584     87      60,570         --           452       165,019         --          226,128
Elimination of historical
stockholders" equity                (874,584)   (87)    (60,570)        --          (452)    (165,019)         --          (226,128)
Push down of purchase accounting          --     --     607,967         --            --            --         --          607,967

Downstream merger                 39,900,000      4    (423,719)        --            --            --         --         (423,715)
Issuance of common stock in
   connection with the
   acquisition of  vessels
   (Note 8)                        4,339,319     --      21,345         --            --            --         --           21,345
Net income August 26, 2005 to
December 31, 2005                         --     --          --         --            --         2,161         --            2,161
                                  ----------   ----   ---------      -----         -----     ---------   --------        ---------
BALANCE DECEMBER 31, 2005
(SUCCESSOR)                       44,239,319      4     205,593         --            --         2,161         --          207,758
Net income                                --     --          --         --            --        21,069         --           21,069
Other comprehensive income /
   (loss):                                                              --
   -  Change in fair value of
      financial   instruments             --     --          --         --            --            --    (13,987)         (13,987)
   -  Reclassification to
         earnings                         --     --          --         --            --            --      4,171            4,171
                                                                                                                          --------
Total comprehensive income                --     --          --         --            --            --         --           11,253
Issuance of common stock in
connection with the acquisition
   of vessels (Note 8)             1,161,535     --       5,134         --            --            --         --            5,134
Issuance of common stock
   (Note 19)                      16,687,273      2      65,451         --            --            --         --           65,453

Dividends declared and paid               --     --          --         --            --       (15,382)        --          (15,382)
                                  ----------   ----   ---------      -----         -----     ---------   --------        ---------
BALANCE DECEMBER 31, 2006
(SUCCESSOR)                       62,088,127   $  6   $ 276,178      $  --            --     $   7,848   $ (9,816)       $ 274,216
                                  ==========   ====   =========      =====         =====     =========   ========        =========

                 See notes to consolidated financial statements.

                                      F-7

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (Expressed in thousands of US Dollars - except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc.
("Anemos") and Navios Corporation ("Navios") each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings,
Inc. ("Nautilus"), a Marshall Islands corporation. For accounting purposes,
Anemos was considered the acquirer. During 2003, Nautilus changed its name to
Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios" or the "Company") and all the
shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements "FFAs" and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and
Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The
Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments.
Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira,
Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons in 2006 and 2005 (2004: 205,000 tons). During 2006, shipments totaled 2,216,800 tons (2005: 2,057,700 tons; 2004: 2,027,200 tons) of agricultural and other products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)  BASIS OF PRESENTATION: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

     Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

(b)  PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a
     Marshall Islands corporation, and its majority owned subsidiaries (the
     "Company" or "Navios"). The consolidated financial statements for the year ended December 31, 2006 and for the period from August 26, 2005 to December
     31, 2005 reflect the Company's consolidated financial position, results of operations and cash flows as successor while all other periods presented are for the predecessor company (see note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

     SUBSIDIARIES: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

                                      F-8

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

     INVESTMENTS IN AFFILIATES: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the
     Company has significant influence, but which it does not control.
     Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income.
     Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

COMPANIES INCLUDED IN THE CONSOLIDATION:

                                                                                            STATEMENT OF OPERATIONS
                                                                              -------------------------------------------------
                                                NATURE /         COUNTRY OF      2006         2005         2005         2004
              COMPANY NAME                    VESSEL NAME      INCORPORATION   SUCCESSOR   SUCCESSOR   PREDECESSOR  PREDECESSOR
----------------------------------------  -------------------  -------------  ----------  -----------  -----------  -----------

Navios Maritime Holdings Inc.             Holding Company       Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Navios Corporation                        Sub-Holding Company   Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Navios International Inc.                 Operating Company     Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Navimax Corporation                       Operating Company     Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Navios Handybulk Inc.                     Operating Company     Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Corporation Navios SA                     Operating Company        Uruguay     1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Hestia Shipping Ltd.                      Operating Company         Malta      1/1-12/31  10/20-12/31          --           --
Anemos Maritime Holdings Inc.             Sub-Holding Company   Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Navios Shipmanagement Inc.                Management Company    Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Achilles Shipping Corporation             Navios Achilles       Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Apollon Shipping Corporation              Navios Apollon        Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Herakles Shipping Corporation             Navios Herakles       Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Hios Shipping Corporation                 Navios Hios           Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Ionian Shipping Corporation               Navios Ionian         Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Kypros Shipping Corporation               Navios Kypros         Marshall Is.   1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31
Meridian Shipping Enterprises Inc.        Navios Meridian       Marshall Is.   1/1-12/31  11/30-12/31          --           --
Mercator Shipping Corporation             Navios Mercator       Marshall Is.   1/1-12/31  12/30-12/31          --           --
Libra Shipping Enterprises Corporation    Navios Libra II       Marshall Is.   1/1-12/31  12/22-12/31          --           --
Alegria Shipping Corporation              Navios Alegria        Marshall Is.   1/1-12/31  12/22-12/31          --           --
Felicity Shipping Corporation             Navios Felicity       Marshall Is.   1/1-12/31  12/27-12/31          --           --
Gemini Shipping Corporation               Navios Gemini S       Marshall Is.   1/5-12/31           --          --           --
Arc Shipping Corporation                  Navios Arc            Marshall Is.  2/10-12/31           --          --           --
Galaxy Shipping Corporation               Navios Galaxy I       Marshall Is.  3/23-12/31           --          --           --
Horizon Shipping Enterprises
Corporation                               Navios Horizon        Marshall Is.  4/10-12/31           --          --           --
Magellan Shipping Corporation             Navios Magellan       Marshall Is.  3/24-12/31           --          --           --
Star Maritime Enterprises Corporation     Navios Star           Marshall Is.  12/4-12/31           --          --           --
Hyperion Enterprises Inc. (ii)            Navios Hyperion       Marshall Is.          --           --          --           --
Acropolis Chartering & Shipping Inc. (i)  Brokerage Company        Liberia     1/1-12/31   8/26-12/31    1/1-8/25    1/1-12/31

(i)  The company is 50% owned by Navios and is accounted for on the equity basis.

(ii) The vessel was acquired in February 2007 (Note 24).

                                      F-9

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

(c)  USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United
     States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)  CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(E)  RESTRICTED CASH: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels' lenders. A portion of the amounts on deposit with
     NOS ASA and LCH are held as base and margin collaterals on active trades.
     As of December 31, 2006 and 2005, the restricted balance with NOS ASA was
     $9,074 and $1,000, respectively and with LCH was $5,415 million and $0 respectively.

     Also included in restricted cash as of December 31, 2006 and 2005 are amounts held as security in the form of letters of guarantee or letters of credit totaling $535 and $500, respectively. In addition at December 31,
     2006 and 2005 restricted cash includes $1,200 and $2,586 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans.

(f)  INSURANCE CLAIMS: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission
     (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through
     December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

(g)  INVENTORIES: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

(h)  VESSELS, NET: In connection with the acquisition / reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of
     August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses).
     Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.
     Expenditures for routine maintenance and repairs are expensed as incurred.

     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.
     Management estimates the useful life of the Company's vessels to be 25 years from the vessel's original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)  PORT TERMINAL AND OTHER FIXED ASSETS, NET: In connection with the acquisition / reincorporation, the port terminal and other fixed assets owned by Navios (Predecessor) were stated at fair market value as of August
     25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

                                      F-10

                         NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in thousands of US Dollars - except per share data)- (continued)

     Annual depreciation rates used, which approximate the useful life of the assets are:

     Port facilities and transfer station   3 to 40 years
     Furniture, fixtures and equipment      3 to 10 years
     Computer equipment and software        5 years
     Leasehold improvements                 6 years

(j)  FIXED ASSETS UNDER CONSTRUCTION: This represents amounts expended by the
     Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. No interest was capitalized in any of the periods presented.

(j)  ASSETS HELD FOR SALE: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144,
     "Accounting for the Impairment or the Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset
     (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset
     (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)  IMPAIRMENT OF LONG LIVED ASSETS: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset's carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(m)  DEFERRED DRY-DOCK AND SPECIAL SURVEY COSTS: The Company's vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions.
     The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels' capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels' cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For the year ended December
     31, 2006, the periods from August 26, 2005 to December 31, 2005 and from
     January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 the amortization was $1,382 $143, $160, and $249, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $1,467 and $143,
     respectively.

(n)  ASSET RETIREMENT OBLIGATION: The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of January 1, 2003. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2006 and 2005, the asset balance was $21 and $22, respectively. At December 31, 2006 and 2005, the liability balance associated with the lease of port terminal was $32 and $30, respectively.

                                      F-11

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

(o)  DEFERRED FINANCING COSTS: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities.
     These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. In
     December 2006, the Company issued $300 million Senior Secured Notes (the
     "Notes"), which were used to repay certain tranches of the existing credit facility (Note 12). The financing costs related to the issuance of the
     Notes amounted to $7,598. The unamortized balance of $7,568 has been included in "Deferred financing costs" in the accompanying consolidated balance sheet. These costs together with the discount are amortized over the remaining term of the Notes using the effective interest method and are included in "Interest expense and other finance charges". The deferred financing costs related to the repaid tranches of the old credit facility of $5,690 were written off and are included in the "Interest expense and other finance costs, net" in the consolidated statement of operations.
     During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 12), which was accounted for as a debt modification.
     Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties
     (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization and write offs for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1,
     2005 to August 25, 2005 and for the year ended December 31, 2004 was
     $8,004, $1,253, $425 and $773, respectively.

(p)  GOODWILL AND OTHER INTANGIBLES: As required by SFAS No. 142 "Goodwill and
     Other Intangible Assets", goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

     The Company evaluates impairment of goodwill using a two-step process.
     First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit's goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price.
     If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill in any of the periods presented.

     All of the Company's intangible assets were valued at August 25, 2005 in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the "relief from royalty" method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

     The weighted average amortization periods for intangibles are:

     INTANGIBLE ASSETS                 YEARS
     -------------------------------   -----
     Trade name                         32.0
     Favorable lease terms (*)           8.0
     Port terminal operating rights     40.0
     Backlog asset - charter out         2.8
     Backlog asset - port terminal       3.6
     Backlog liability - charter out     2.1

                                      F-12

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

     (*) The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels as of
     August 25, 2005. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2006 and 2005, $6,540 and $50 respectively, had been transferred to the acquisition cost of vessels.

(q)  FOREIGN CURRENCY TRANSLATION: The Company's functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company's wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company's wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in
     Euros; however, all of the subsidiaries' primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses)
     recognized in the consolidated statement of operations for the year ended
     December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December
     31, 2004 were $219, $(110), $(482) and $(197), respectively.

(r)  PROVISIONS: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by the FASB Interpretation No. 14, "Reasonable Estimation of
     the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15,
     "Uruguayan Subsidiary Legal Reserve" and Note 16, "Commitments and
     Contingencies" for further discussion.

     The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs.
     Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls.

     Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2006, the balance for provision for loss making voyages in progress was $1,006 (2005: $0).

(s)  SEGMENT REPORTING: The Company accounts for its segments in accordance with
     SFAS No. 131, "Disclosure about Segments of an Enterprise and Related
     Information". SFAS No. 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company's methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Port
     Terminal.

(t)  REVENUE AND EXPENSE RECOGNITION:

     REVENUE RECOGNITION: Revenue is recorded when services are rendered, the
     Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
     The Company generates revenue from the following sources, (1)
     transportation of cargo, (2) time charter of vessels and, (3) port terminal operations in Uruguay.

                                      F-13

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. To conform to U.S.
     GAAP, the Company changed its policy effective October 1, 2005, to recognize voyage expenses as incurred. The difference between the new method and the method reflected in the 2004 and 2003 financial statements is not material and, therefore, those periods have not been restated. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo.
     Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

     Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean going vessels. Revenues are recognized upon completion of loading the ocean going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean going vessel.

     FORWARD FREIGHT AGREEMENTS (FFAS): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are "marked to market" to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. See note 13.

     DEFERRED VOYAGE REVENUE: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

     TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSE: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers' liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

     DIRECT VESSEL EXPENSE: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of dry-docking and special survey costs.

     PREPAID VOYAGE COSTS: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

                                      F-14

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

(u)  EMPLOYEE BENEFITS:

     PENSION AND RETIREMENT OBLIGATIONS-CREW: The Company's ship-owning subsidiary companies employ the crew on board under short-term contracts
     (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

     PROVISION FOR EMPLOYEES' SEVERANCE AND RETIREMENT COMPENSATION: The
     employees in the Company's office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees'
     termination indemnities liability. This liability amounted to $89 and $20 at December 31, 2006 and 2005, respectively.

     U.S. RETIREMENT SAVINGS PLAN: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan's eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The
     Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 14.

     OTHER POST-RETIREMENT OBLIGATIONS: The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

(v)  FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

     FINANCIAL RISK MANAGEMENT: The Company's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management.
     Guidelines are established for overall risk management, as well as specific areas of operations.

     CREDIT RISK: The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

     INTEREST RATE RISK: The Company is party to interest rate swap agreements.
     The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations.
     The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

     LIQUIDITY RISK: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

                                      F-15

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

     FOREIGN EXCHANGE RISK: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions.
     Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

     ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACTIVITIES:

     The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the
     Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

     The Company also trades dry bulk shipping FFAs which are cleared through
     NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS
     ASA and LCH call for both base and margin collaterals, which are funded by
     Navios, and which in turn substantially eliminates counterparty risk.
     Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

     At the end of each calendar quarter, the fair value of dry bulk shipping
     FFAs traded over-the-counter are determined from an index published in
     London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

     Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under "Accumulated Other
     Comprehensive Income/ (Loss)" in stockholders' equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in "Accumulated Other Comprehensive
     Income/(Loss)" in the stockholders' equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 million loss for the year ended December 31, 2006) are recorded in the statement of operations under "Gain/(Loss) on Forward Freight Agreements". The gains/(losses) included in "Accumulated Other Comprehensive Income/(Loss)"
     are being reclassified to earnings under "Revenue" in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in "Accumulated
     Other Comprehensive Income/(Loss)" as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated at $9.8 million. For the year ended December 31, 2006, the losses included in "Accumulated Other Comprehensive Income/ (Loss)" that have been reclassified to earnings amounted to $4.2 million. At December 31, 2006 and
     2005 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting.

     The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(w)  EARNINGS PER SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased)
     shall be included in the denominator of the diluted earnings per share computation.

(x)  INCOME TAXES: The Company is a Marshall Islands Corporation. Pursuant to
     various treaties and the United States Internal Revenue Code, the Company
     believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America (Note 23).

                                      F-16

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

(y)  DIVIDENDS: Dividends are recorded in the Company's financial statements in the period in which they are declared.

(z)  GUARANTEES: The Company accounts for guarantees in accordance with FASB
     Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure
     Requirements for Guarantees, Including Indirect Guarantees of Indebtedness
     of Others". Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN
     45's fair value recognition provision, financial statement disclosures of their terms are made.

(aa) RECENT ACCOUNTING PRONOUNCEMENTS:

     In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) "Accounting for
     Certain Hybrid Instruments - an amendment of FASB Statements No. 133 and
     140". SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after
     September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

     In March 2006, the Financial Accounting Standard Board issued Statement of
     Financial Accounting Standards No. 156 (SFAS 156) "Accounting for Servicing
     of Financial Assets - an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS
     156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the
     Company for the fiscal year beginning on January 1, 2007.

     In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value
     Measurement". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November
     15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

     In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) "Employer's Accounting
     for Defined Benefit Pension and Other Postretirement Plans- an amendment of
     FASB Statements No. 87, 88, 106 and 132(R)". SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on the consolidated financial statements.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108,
     "Considering the Effect of Prior Year Misstatements when Qualifying
     Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB
     No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company's balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment
     s recorded to the opening balance of retained earnings. The adoption of SAB
     No. 108 did not have any effect on the Company's consolidated financial statements.

                                      F-17

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) "The Fair Value Option
     for Financial Assets and Financial Liabilities". SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after
     November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value
     Measurements". The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

NOTE 3: ACQUISITION/ REINCORPORATION

ACQUISITION OF NAVIOS/REINCORPORATION

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios" or the "Company") and all the
shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.
The Company reports to the Securities and Exchange Commission under the rules governing Foreign Private Issuers.

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a "downstream merger" with and into
Navios. The assets and liabilities of ISE, which reflected the acquisition of
Navios, became the assets and liabilities of Navios. The shareholders' equity of
ISE became the shareholders' equity of Navios. The results of operations of
Navios to August 25, 2005, are labeled as "Predecessor" and remain historically reported. The results of operations from August 26, 2005 forward are labeled as
"Successor" and reflect the combined operations of Navios and ISE. The Stock
Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period from January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on the
EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation.

Approximately $412.0 million of the purchase price was obtained from a $514.4 million secured credit facility, entered into on July 12, 2005 and funded on
August 25, 2005, with HSH Nordbank AG which was refinanced on December 21, 2005
(Note 11). The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation.

The purchase accounting adjustments, presented in the following table, result from a valuation process that included the use of independent appraisers. The
Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at August 25, 2005. The following table also shows the roll forward of the balance sheet of Navios (predecessor)
as of August 25, 2005 to Navios (successor) on August 25, 2005 and is being presented solely to reflect the acquisition and reincorporation (downstream merger) as though the two transactions occurred separately in two steps, and not concurrently:

                                      F-18

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 3:  ACQUISITION/ REINCORPORATION (CONTINUED)

                                                         AUGUST 25, 2005
                                    -------------------------------------------------------------
                                    PREDECESSOR                     SUCCESSOR
                                    -----------   -----------------------------------------------
                                                                FAIR VALUE
                                                    PURCHASE    OF ASSETS &
                                                   ACCOUNTING   LIABILITIES
                                       NAVIOS     ADJUSTMENTS     ACQUIRED     ISE (2)    NAVIOS
                                    -----------   -----------   -----------   --------   --------
                                         a             b           c=a+b          d        e=c+d

Cash and cash equivalents             $ 63,933      $     --      $ 63,933    $102,259   $166,192
Short term derivative assets            53,800            --        53,800          --     53,800
Short term backlog asset                    --         5,246         5,246          --      5,246
Prepaid voyage costs                     7,416            --         7,416          --      7,416
Other current assets                    10,700            --        10,700         657     11,357
                                      --------      --------      --------    --------   --------
   Total current assets                135,849         5,246       141,095     102,916    244,011
Vessels                                113,329        81,789       195,118          --    195,118
Port terminal                           26,714           (15)       26,699          --     26,699
Port terminal operating rights              --        31,000        31,000          --     31,000
Trade name                               1,947        88,053        90,000          --     90,000
Favorable lease terms                       --       139,680       139,680          --    139,680
Deferred financing cost                     --            --            --       9,143      9,143
Long term backlog asset                     --         9,584         9,584          --      9,584
Other non-current assets                 6,890            --         6,890           9      6,899
Goodwill                                   226        40,563        40,789          --     40,789
                                      --------      --------      --------    --------   --------
   TOTAL ASSETS                        284,955       395,900       680,855     112,068    792,923
                                      ========      ========      ========    ========   ========
Accounts payable                         4,711            --         4,711      10,496     15,207
Accrued expenses                         5,888         1,361         7,249       2,296      9,545
Deferred voyage revenue                 10,103            --        10,103          --     10,103
Short term derivative liability         31,721            --        31,721          --     31,721
Short term backlog liability                --         6,052         6,052          --      6,052
Notes due to shareholder                    --            --            --       8,621      8,621
Current portion of long term debt           --            --            --     173,870    173,870
                                      --------      --------      --------    --------   --------
   Total current liabilities            52,423         7,413        59,836     195,283    255,119
Long term debt                              --            --            --     340,500    340,500
Long term backlog liability                 --         6,648         6,648          --      6,648
Other long term liabilities              6,404            --         6,404          --      6,404
                                      --------      --------      --------    --------   --------
   Total liabilities                    58,827        14,061        72,888     535,783    608,671
Stockholder's equity                   226,128       381,839    (1)607,967    (423,715)   184,252
                                      --------      --------      --------    --------   --------
TOTAL LIABILITIES & STOCKHOLDERS'
   EQUITY                             $284,955      $395,900      $680,855    $112,068   $792,923
                                      ========      ========      ========    ========   ========

(1)  Represents total allocable purchase price consisting of cash consideration of $593,764 plus transaction costs of $14,203.

(2)  Represents assets and liabilities assumed by Navios in the downstream merger with ISE.

                                      F-19

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 3: ACQUISITION/ REINCORPORATION (CONTINUED)

Calculation of Allocable Purchase Price:
   Initial cash consideration ..................   $594,370
   Final price adjustment ......................       (606)
   Allocable transaction costs .................     14,203
                                                   --------
Total allocable purchase price .................   $607,967
                                                   ========
Allocation of purchase price:
   Navios net assets acquired (at book value)...   $226,128
   Write off of Navios pre-merger goodwill .....       (226)
Fair value adjustments to assets acquired:
   Write up of vessels to fair value ...........     81,789
   Write down of port terminal assets ..........        (15)
Allocation of purchase price to intangibles:
   Port terminal operation rights ..............     31,000
   Trade name ..................................     88,053
   Favorable lease terms .......................    139,680
   Backlog asset ...............................     14,830
   Backlog liability ...........................    (12,700)
   Restructuring reserve (*) ..................     (1,361)
                                                   --------
Fair value of assets acquired ..................    567,178
Goodwill .......................................     40,789
                                                   --------
Total allocable purchase price .................   $607,967
                                                   ========

(*)  As of December 31, 2006, $942 had been utilized.

Vessels were written up to their fair market value. The port fixed assets were valued based on replacement cost less accumulated depreciation. Fair value of the intangible assets identified (Port operating rights, Tradename, Leases and
Backlog assets and liabilities) were determined using generally accepted valuation methodologies. The Port operating rights were valued using a form of the income approach known as the Build-Out method. The Tradename was valued using a form of the Income Approach known as the Relief from Royalties method.
The Favorable Leases were valued using a method of the Market Approach wherein the Company's actual lease costs are compared to market-based lease costs. The
Purchase Options were valued though a comparison of their exercise prices to expected vessel values. Backlog Assets and liabilities were valued using a method of the Income Approach known as excess earnings method. The assembled workforce was valued at $360 using the Cost Approach known as replacement cost method and is included in Goodwill.

The acquired intangible assets and liabilities at the acquisition date are listed below. Where applicable, they are amortized using the straight line method over the periods indicated below:

                                      F-20

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

                                                      WEIGHTED
                                     FAIR VALUE        AVERAGE
                                       AS AT         AMORTIZATION
DESCRIPTION                       AUGUST 26, 2005   PERIOD (YEARS)
-------------------------------   ---------------   --------------
Trade name                            $ 90,000           32.0
Favorable lease terms (*)              139,680            8.0
Port terminal operating rights          31,000           40.0
Backlog asset - charter out             14,200            2.8
Backlog asset - port terminal              630            3.6
Backlog liability - charter out        (12,700)           2.1
                                      --------
TOTAL                                 $262,810
                                      ========

NOTE 3: ACQUISITION/ REINCORPORATION (CONTINUED)

(*)  The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9).

Goodwill arising from the acquisition has been allocated to the Company's segments as follows:

Vessels operations         $26,218
Port terminal operations    14,571
                           -------
                           $40,789
                           =======

At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of the Company's offices in the United States from South Norwalk, Connecticut to
New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house the Company's headquarters. Management has commissioned an internal task force to implement this plan. This cost will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. The Piraeus offices relocation took place during 2006;
the relocation of Norwalk offices has not yet been implemented. A provision for the $1,361 cost of this plan had been included in the accompanying financial statements as a part of purchase accounting.

The following table presents the unaudited pro forma results as if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented during 2005 and 2004 (in thousands, except for numbers of and amounts per share):

                                      F-21

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

                                                              YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                                2005           2004
                                                            ------------   ------------
                                                             Unaudited      Unaudited

Gross revenues                                              $    235,006   $    279,184
Net income                                                  $     24,822   $     80,359
Basic earnings per share                                    $       0.62   $       2.01
Diluted earnings per share                                  $       0.59   $       2.01
Average shares outstanding during the period presented        40,001,473     39,900,000
Warrants assumed to be outstanding                            65,550,000     65,550,000
Proceeds to Company on exercise of warrants                  327,750,000    327,750,000
Assumed market price for repurchase of incremental shares           5.15           5.00
Number of shares assumed to be repurchased                    63,698,774     65,550,000
Incremental shares on exercise of warrants                     1,851,226             --
Total number of shares assumed to be outstanding for
   dilution purposes                                          41,852,699     39,900,000

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

                                                       SUCCESSOR      SUCCESSOR
                                                     DECEMBER 31,   DECEMBER 31,
                                                         2006           2005
                                                     ------------   ------------

Cash on hand and at banks                               $28,430        $22,089
Short-term investments (Note 5)                          64,146             --
Short-term deposits and highly liquid funds               7,082         15,648
                                                        -------        -------
TOTAL CASH AND CASH EQUIVALENTS                         $99,658        $37,737
                                                        =======        =======

NOTE 5: SHORT TERM INVESTMENTS

The Company invested $64,570 in debt securities (commercial papers) with a face value of $64,632, with original maturities of three months or less. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in "Cash and cash equivalents" in the accompanying consolidated balance sheet.

At December 31, 2006, the fair value of these debt securities was $64,146. The unrealized holding gain on trading securities at December 31, 2006, was $5 and has been included in other income in the consolidated statement of operations.

                                      F-22

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 6: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

                                                      SUCCESSOR      SUCCESSOR
                                                    DECEMBER 31,   DECEMBER 31,
                                                        2006           2005
                                                    ------------   ------------
Accounts receivable                                   $34,670        $14,114
Less: Provision for doubtful receivables               (6,435)          (411)
                                                      -------        -------
ACCOUNTS RECEIVABLES, NET                             $28,235        $13,703
                                                      =======        =======

Changes to the provisions for doubtful accounts are summarized as follows:

                                            BALANCE AT    CHARGES TO
ALLOWANCE FOR                              BEGINNING OF   COSTS AND     AMOUNT     BALANCE AT
DOUBTFUL RECEIVABLES                          PERIOD       EXPENSES    UTILIZED   END OF PERIOD
----------------------------------------   ------------   ----------   --------   -------------

PREDECESSOR
Year ended December 31, 2004                 $(2,864)      $  (294)       $867      $(2,291)
January 1, 2005 to August 25, 2005            (2,291)           --         880       (1,411)
SUCCESSOR
August 26, 2005 to December 31, 2005 (*)          --          (411)         --         (411)
Year ended December 31, 2006                    (411)       (6,242)        218       (6,435)

(*)  All of the Company's accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process discussed in Note 3. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables.
For the year ended December 31, 2006 two customers from the Vessel Operations segment accounted for 10.0% and 12.3% each of the Company's revenue, for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25,
2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company's revenue, respectively and for the year ended December, 31 2004, one customer from the Vessels Operation segment accounted for approximately 15.92% of the Company's revenue.

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

                                                      SUCCESSOR      SUCCESSOR
                                                    DECEMBER 31,   DECEMBER 31,
                                                        2006           2005
                                                    ------------   ------------

Prepaid voyage costs                                   $2,297        $3,793
Claims receivables, net                                 1,047         1,234
Advances to agents                                        393           829
Inventories                                             2,300           425
Other                                                     772           157
                                                       ------        ------
TOTAL PREPAID EXPENSES AND OTHER CURRENT ASSETS        $6,809        $6,438
                                                       ======        ======

                                      F-23

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts current due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

NOTE 8:  VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

                                                       ACCUMULATED   NET BOOK
VESSELS                                      COST     DEPRECIATION     VALUE
----------------------------------------   --------   ------------   --------

BALANCE JANUARY 1, 2004 (PREDECESSOR)      $131,347     $(10,597)    $120,750
Additions                                       385       (4,904)      (4,519)
                                           --------     --------     --------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)     131,732      (15,501)     116,231
Adjustments                                      --          (28)         (28)
Additions                                       311       (3,185)      (2,874)
                                           --------     --------     --------
BALANCE AUGUST 25, 2005 (PREDECESSOR)       132,043      (18,714)     113,329
Revaluation in connection with purchase
   accounting                                63,075       18,714       81,789
Additions                                   147,153       (3,188)     143,965
                                           --------     --------     --------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)       342,271       (3,188)     339,083
Additions                                   160,243      (21,014)     139,229
                                           --------     --------     --------
BALANCE DECEMBER 31, 2006 (SUCCESSOR)      $502,514     $(24,202)    $478,312
                                           ========     ========     ========

                                                      ACCUMULATED   NET BOOK
PORT TERMINAL                                COST    DEPRECIATION    VALUE
-----------------------------------------------------------------   --------

BALANCE JANUARY 1, 2004 (PREDECESSOR)      $18,930     $  (564)     $18,366
Transfer amounts from assets under
   construction                              1,448          --        1,448
Additions                                    1,814        (667)       1,147
Disposals                                      (24)          7          (17)
                                           -------     -------      -------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)     22,168      (1,224)      20,944
Adjustments                                     --           8            8
Additions                                      339        (480)        (141)
                                           -------     -------      -------
BALANCE AUGUST 25, 2005 (PREDECESSOR)       22,507      (1,696)      20,811
Revaluation in connection with purchase
   accounting                                4,192       1,696        5,888
Additions                                      295        (295)          --
                                           -------     -------      -------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)       26,994        (295)      26,699
Additions                                      104        (937)        (833)
                                           -------     -------      -------
BALANCE DECEMBER 31, 2006 (SUCCESSOR)      $27,098     $(1,232)     $25,866
                                           =======     =======      =======

                                                      ACCUMULATED   NET BOOK
OTHER FIXED ASSETS                           COST    DEPRECIATION    VALUE
---------------------------------------    -------   ------------   --------

BALANCE JANUARY 1, 2004 (PREDECESSOR)      $ 1,960      $(721)       $1,239
Additions                                      109       (266)         (157)
Disposals                                     (229)       171           (58)
                                           -------      -----        ------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)      1,840       (816)        1,024
Additions                                       32       (150)         (118)
                                           -------      -----        ------
BALANCE AUGUST 25, 2005 (PREDECESSOR)        1,872       (966)          906
Revaluation in connection with purchase
   accounting                               (1,068)       966          (102)
Charge to relocation accrual                    --       (517)         (517)
Additions                                        6        (78)          (72)
                                           -------      -----        ------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)          810       (595)          215
Additions                                    1,098       (199)          899
                                           -------      -----        ------
BALANCE DECEMBER 31, 2006 (SUCCESSOR)      $ 1,908      $(794)       $1,114
                                           =======      =====        ======

                                      F-24

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

                                                                 ACCUMULATED    NET BOOK
TOTAL                                                  COST     DEPRECIATION     VALUE
--------------------------------------------------   --------   ------------   ---------

BALANCE JANUARY 1, 2004 (PREDECESSOR)                $152,237     $(11,882)     $140,355
Transfer from assets under construction                 1,448           --         1,448
Additions                                               2,308       (5,837)       (3,529)
Disposals                                                (253)         178           (75)
                                                     --------     --------      --------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)               155,740      (17,541)      138,199
Adjustments                                                --          (20)          (20)
Additions                                                 682       (3,815)       (3,133)
                                                     --------     --------      --------
BALANCE AUGUST 25, 2005 (PREDECESSOR)                 156,422      (21,376)      135,046
Revaluation in connection with purchase accounting     66,199       21,376        87,575
Charge to relocation accrual                               --         (517)         (517)
Additions                                             147,454       (3,561)      143,893
                                                     --------     --------      --------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)                 370,075       (4,078)      365,997
Additions                                             161,445      (22,150)      139,295
                                                     --------     --------      --------
BALANCE DECEMBER 31, 2006 (SUCCESSOR)                $531,520     $(26,228)     $505,292
                                                     ========     ========      ========

During December 2005 and January 2006, the Company acquired four vessels for a total consideration of approximately $119.8 million ($24.8 million relates to vessel acquired in 2006) from companies affiliated with the Company's CEO. The purchase price was paid with $80.3 million ($15.2 million relates to vessel acquired in 2006) drawn from the Company's credit facility, $13.0 million ($4.5 million relates to vessel acquired in 2006) from available cash and issuance of
5,500,854 shares of Company's common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels, $4.82 per share for the third vessel and $4.42 for the fourth vessel, for a total value of $25.5 million
(Note 18). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has to be offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

As of December 31, 2006, Navios had executed all exercisable purchase options comprising four Ultra Handymax and four Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining six option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan,
Navios Horizon and Navios Star, were delivered on February 10, 2006, March 23,
2006, March 24, 2006, April 10, 2006 and December 4, 2006, respectively. The sixth vessel, the Navios Hyperion was delivered on February 26, 2007.

As of December 31, 2006, The Company has deposited $2,055 in a restricted account in connection with the acquisition of Navios Hyperion (Note 24).

NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2006 and 2005 consist of the following:

                                                                           NET BOOK
                                                                            VALUE
                                             ACCUMULATED   TRANSFER TO   DECEMBER 31,
                                  BALANCE   AMORTIZATION   VESSEL COST       2006
                                 --------   ------------   -----------   ------------

Trade name                       $ 90,000     $ (3,798)     $     --        86,202
Port terminal operating rights     31,000       (1,046)           --        29,954
Favorable lease terms             125,167      (19,619)      (39,172)       66,376
Backlog assets                     16,830       (9,087)           --         7,743
Backlog liabilities               (16,200)      10,254            --        (5,946)
                                 --------     --------      --------       -------
TOTAL                            $246,797     $(23,296)     $(39,172)      184,329
                                 ========     ========      ========       =======

                                      F-25

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

                                                                           NET BOOK
                                                                            VALUE
                                             ACCUMULATED   TRANSFER TO   DECEMBER 31,
                                  BALANCE   AMORTIZATION   VESSEL COST       2005
                                 --------   ------------   -----------   ------------

Trade name                       $ 90,000     $  (986)      $     --        89,014
Port terminal operating rights     31,000        (272)            --        30,728
Favorable lease terms             139,680      (8,768)       (13,472)      117,440
Backlog assets                     16,830      (2,067)            --        14,763
Backlog liabilities               (16,200)      2,144             --       (14,056)
                                 --------     --------      --------       -------
TOTAL                            $261,310     $(9,949)      $(13,472)      237,889
                                 ========     ========      ========       =======

                                    SUCCESSOR     SUCCESSOR              PREDECESSOR
                                  ------------   ------------   ----------------------------
                                                 AMORTIZATION   AMORTIZATION
                                  AMORTIZATION     EXPENSE         EXPENSE     AMORTIZATION
                                     EXPENSE      AUGUST 26,     JANUARY 1,       EXPENSE
                                   YEAR ENDED      2005 TO        2005 TO       YEAR ENDED
                                  DECEMBER 31,   DECEMBER 31,    AUGUST 25,     DECEMBER 31,
                                      2006           2005          2005            2004
                                  ------------   ------------   ------------   -------------

Trade name                          $ (2,812)      $  (986)         $(57)          $(88)
Port terminal operating rights          (774)         (272)           --             --
Favorable lease terms                (11,893)       (8,763)           --             --
Backlog assets                          (216)       (2,067)           --             --
Backlog liabilities                      805         2,144            --             --
                                    --------       -------          ----           ----
TOTAL                               $(14,890)      $(9,944)         $(57)          $(88)
                                    ========       =======          ====           ====

The aggregate amortization of acquired intangibles for the next five years will be as follows:

                                  WITHIN ONE                                                   FIVE YEAR
DESCRIPTION                          YEAR      YEAR TWO   YEAR THREE   YEAR FOUR   YEAR FIVE   AGGREGATE
-------------------------------   ----------   --------   ----------   ---------   ---------   ---------

Trade name                         $ 2,812      $ 2,812     $ 2,820     $ 2,812     $ 2,812     $14,068
Favorable lease terms               11,949       10,914      11,389      11,358       9,135      54,745
Port terminal operating rights         774          777         774         774         774       3,873
Backlog asset - charter out          5,072        2,279                      --          --       7,351
Backlog asset - port terminal          175          175          43                      --         393
Backlog liability - charter out     (5,946)          --          --          --          --      (5,946)
                                   -------      -------     -------     -------     -------     -------
                                   $14,836      $16,957     $15,026     $14,944     $12,721     $74,484
                                   =======      =======     =======     =======     =======     =======

NOTE 10: INVESTMENT IN AFFILIATES

The Company has a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2006 and 2005, the carrying amount of the investment was $749 and $657, respectively.
Dividends received for the year ended December 31, 2006, the periods August 26,
2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the
year ended December 31, 2004 were $583, $0, $973 and $699, respectively. See
Note 18.

                                      F-26

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 11: ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                  SUCCESSOR           SUCCESSOR
                                              -----------------   -----------------
                                              DECEMBER 31, 2006   DECEMBER 31, 2005
                                              -----------------   -----------------

Payroll                                            $   623              $  311
Accrued Interest                                     1,215                 707
Accrued voyage expenses                              3,531               2,191
Provision for losses on voyages in progress          1,006                  --
Accrued lease liability                                601                 473
Audit fees and related services                        978               1,261
Finance fees                                           545               2,601
Relocation reserve                                     410                 840
Professional fees                                    1,748               1,120
Other accrued expenses                                  69               1,749
                                                   -------             -------
TOTAL ACCRUED EXPENSES                             $10,726             $11,253
                                                   =======             =======

NOTE 12: BORROWINGS

Borrowings consist of the following:

                                  SUCCESSOR           SUCCESSOR
                              DECEMBER 31, 2006   DECEMBER 31, 2005
                             ------------------   -----------------

Credit Facility                    270,106             493,400
Senior notes                       300,000                  --
                                   -------             -------
   Total borrowing                 570,106             493,400
Less unamortized discount           (2,044)                 --
Less current portion                (8,250)            (54,221)
                                  --------            --------
TOTAL LONG TERM BORROWINGS        $559,812            $439,179
                                  ========            ========

CREDIT FACILITY: On August 18, 2005, the Company closed out its then existing loan facility and repaid the $49.8 million outstanding on that date. This prepayment was made using available funds and no penalties were incurred. On
July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and the additional $214 million was set aside to finance the acquisition of ten vessels.
As of December 31, 2006, the Company had acquired the ten vessels by utilizing
$204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75%
per annum, depending on the tranche being borrowed, and the applicable rate from interest rate swaps, which are required by the lender to limit the Company's exposure to interest rate fluctuations. Amounts drawn under the facility are secured by first preferred mortgages over the Company's vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days' written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

                                      F-27

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company's Chairman and Chief Executive
Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

Portion of the credit facility was repaid in December 2006 as discussed in the next paragraph and the remaining principal balance was refinanced in February
2007 through a syndicated loan of $280 million discussed below (see Note 24).

SENIOR NOTES: In December 2006, the Company issued $300 million senior notes at
9.5% fixed rate due on December 15, 2014. The net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company's subsidiaries, other than the Uruguayan subsidiary.
The Company has the option to redeem the notes in whole or in part, at any time
(1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35%
of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors have agreed to file a registration statement no later than June 29, 2007 with effective date no later than October
1, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company's properties and assets and creation or designation of restricted subsidiaries.

LOAN FACILITY: In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is
LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement.

The maturity table below reflects the principal payments of the credit facility outstanding balance as of December 31, 2006 for the next 5 years and thereafter are based on the repayment schedule of the new secured Loan Facility with HSH
Nordbank and Commerzbank AG (as described above) and and the amount due under the senior notes.

YEAR                  AMOUNT IN MILLION OF USD
----                  ------------------------
2007                             8.3
2008                            11.0
2009                            11.0
2010                            11.0
2011                            11.0
2012 and thereafter            517.8
                               -----
                               570.1
                               =====

                                      F-28

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 13: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

INTEREST RATE RISK

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The principal terms of the interest rate swaps outstanding at December 31, 2006 and 2005 are as follows:

DECEMBER 31, 2006

                                                      Royal       Royal
                  HSH         HSH         HSH       Bank of     Bank of      Alpha
Counterparty    Nordbank    Nordbank   Nordbank     Scotland    Scotland      Bank
------------------------------------------------------------------------------------

Notional          USD         USD         USD         USD         USD         USD
                100,500     82,000       79,345     10,937       12,953      9,500
               declining   declining   declining   declining   declining   declining
               18,500 at   18,500 at    20,796 -    437 at       478 at      250 at
               resetting   resetting   15,330 at   resetting   resetting   resetting
                 dates       dates     resetting     dates       dates       dates
                 until       until        days       until       until       until
               maturity    maturity      until     maturity     maturity    maturity
                 date        date       maturity     date         date        date
                                          date

Terms          3 months     Floor 3     3 months    Floor 6     Floor 6     Floor 3
               LIBOR for    months     LIBOR for    months       months      months
                 4.74%       LIBOR       5.52%       LIBOR       LIBOR       LIBOR
                             4.45%                   5.55%       5.54%       5.65%
                             Cap 3                   Cap 6       Cap 6       Cap 6
                            months                  months       months      months
                             LIBOR                   LIBOR       LIBOR       LIBOR
                              5%                     7.5%         7.5%        7.5%

Resets         Quarterly   Quarterly   Quarterly   April and   April and   Quarterly
                                                    October     October

Inception        March       March      December     April      October       July
                 2006        2007         2007       2001         2001        2001

Maturity         March       June      September    October     October       July
                 2007        2008         2009       2010         2006        2010

                                      F-29

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

 DECEMBER 31, 2005

                                          Royal       Royal
                   HSH         HSH       Bank of     Bank of    Royal Bank of     Alpha
Counterparty    Nordbank    Nordbank     Scotland    Scotland     Scotland         Bank
-----------------------------------------------------------------------------------------

Notional           USD         USD         USD         USD      USD 10,500        USD
                 171,000     82,000       11,375      13,430     declining       10,500
                declining   declining   declining   declining      525 at       declining
               100,500 at   13,250 at     437 at      478 at     resetting       250 at
                resetting   resetting   resetting   resetting      dates        resetting
                  dates       dates       dates       dates        until          dates
                  until       until       until       until      maturity         until
                maturity    maturity     maturity    maturity      date          maturity
                  date        date         date        date                       date

Terms           3 months     Floor 3     Floor 6     Floor 6     6 months       Floor 3
                LIBOR for    months       months      months     LIBOR for       months
                  4.74%       LIBOR       LIBOR       LIBOR        5.57%         LIBOR
                              4.45%       5.55%       5.54%                      5.65%
                              Cap 3       Cap 6       Cap 6                       Cap 6
                             months       months      months                      months
                              LIBOR       LIBOR       LIBOR                       LIBOR
                               5%          7.5%        7.5%                        7.5%

Resets          Quarterly   Quarterly   April and   April and   February and    Quarterly
                                         October     October       August

Inception         March       March       April      October      June 2001        July
                  2006        2007         2001        2001                        2001

Maturity          March       June       October     October    February 2006      July
                  2007        2008         2010        2006                        2010

For the year ended December 31, 2006, the periods from August 26, 2005 to
December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004, the realized gain (loss) on interest rate swaps was
$85, $191, $403, and $(301), respectively. As of December 31, 2006 and 2005, the outstanding net liability was $604 and $915, respectively. The unrealized gain as of December 31, 2006 and 2005, was $85 and $787, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of
Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The
HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

FOREIGN CURRENCY RISK

The Company has not entered into any new Foreign Exchange Currency contracts
(FEC') since March 28, 2005. During the period January 1, 2005 to March 28,
2005, the Company purchased (euro)3,000 at an average rate of 1.30 with a sales value of $3,923. During the year ended December 31, 2004, the Company purchased
(euro)2,500 at an average rate of 1.32 with a sales value of $3,290.

These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. The open contracts as of December 31, 2004, were settled quarterly between March 2005 and
June 2005. The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $0, $(98), $(462) and $219 for the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and
January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, respectively. The unrealized gain (loss) from FECs amounted to $0 for the year ended December 31, 2006, $212 for the period August 26 to December 31, 2005,
$(338) for the period January 1 to August 25, 2005, $(44) and $170 for the year ended December 31, 2004, respectively.

                                      F-30

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

FORWARD FREIGHT AGREEMENTS (FFAS)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under
"Accumulated Other Comprehensive Income/(Loss)" in the stockholders' equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 as of December 31, 2006), are recorded in the statement of operations under "Gain/(Loss) on Forward Freight Agreements". The gains/(losses)
included in "Accumulated Other Comprehensive Income/(Loss)"are being reclassified to earnings under "Revenue" in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of
2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in "Accumulated Other Comprehensive Income/(Loss)" as of
December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $9,816. For the year ended December 31,
2006, $4.2 million losses, included in "Accumulated Other Comprehensive Income/
(Loss)", were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At December 31,
2005 and 2006, none of the "mark to market" positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the
Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net (losses) gains from FFAs amounted to $19,786, $(2,766), $2,869, and
$57,746 for the year ended December 31, 2006, for the periods from August 26,
2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

During the year ended December 31, 2006, the periods from August 26, 2005 to
December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended
December 31, 2004, the changes in net unrealized (losses) gains on FFAs amounted to $12,484, $(17,074), $(23,793) and $599, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

                                                                            DECEMBER 31,   DECEMBER 31,
FORWARD FREIGHT AGREEMENTS (FFAS)                                               2006           2005
-------------------------------------------------------------------------   ------------   ------------

Short term FFA derivative asset                                               $ 51,190       $ 45,818
Long term FFA derivative asset                                                      --            --
Short term FFA derivative liability                                            (42,227)       (39,578)
Long term FFA derivative liability                                                  --             --
                                                                               -------       --------
NET FAIR VALUE ON FFA CONTRACTS                                               $  8,963       $  6,240
                                                                               =======       ========
NOS FFAS PORTION OF FAIR VALUE TRANSFERRED TO NOS DERIVATIVE ACCOUNT  (*)     $ (6,202)      $   (331)
                                                                               =======       ========
LCH FFAS PORTION OF FAIR VALUE TRANSFERRED TO LCH DERIVATIVE ACCOUNT (**)     $ (5,291)      $     --
                                                                               =======       ========

                                      F-31

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

                                                DECEMBER 31,   DECEMBER 31,
INTEREST RATE SWAPS                                 2006           2005
---------------------------------------------   ------------   ------------
Short term interest rate swap asset                 $ 192         $  69
Long term interest rate swap asset                     --            28
Short term interest rate swap liability                --          (414)
Long term interest rate swap liability               (797)         (598)
                                                   ------         -----
NET FAIR VALUE OF INTEREST RATE SWAP CONTRACT       $(604)        $(915)
                                                   ======         =====

RECONCILIATION OF BALANCES

Total of balances related to derivatives and financial instruments:

                                                                            DECEMBER 31,   DECEMBER 31,
                                                                                2006           2005
                                                                            ------------   ------------

FFAs                                                                           $ 8,963        $6,240
NOS FFAs portion of fair value transferred to NOS derivative account (*)        (6,202)         (331)
LCH FFAs portion of fair value transferred to LCH derivative account (**)       (5,291)           --
Interest rate swaps                                                               (604)         (915)
                                                                               -------        ------
TOTAL                                                                          $(3,134)       $4,994
                                                                               =======        ======

BALANCE SHEET VALUES
                                        DECEMBER 31,   DECEMBER 31,
                                            2006           2005
                                        ------------   ------------
Total short term derivative asset         $ 39,697       $ 45,556
Total long term derivative asset                --             28
Total short term derivative liability      (42,034)       (39,992)
Total long term derivative liability          (797)          (598)
                                          --------       --------
TOTAL                                     $ (3,134)      $  4,994
                                          ========       ========

(*)  NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**) LCH: The London Clearing House.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Borrowings: The carrying amount of the floating rate loan approximates its fair value.

Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date by obtaining quotes from financial institutions.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

                                      F-32

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

The estimated fair values of the Company's financial instruments are as follows:

                                     DECEMBER 31, 2006         DECEMBER 31, 2005
                                  -----------------------   -----------------------
                                  BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                  ----------   ----------   ----------   ----------

Cash and cash equivalent             99,658       99,658       37,737       37,737
Restricted cash                      16,224       16,224        4,086        4,086
Trade receivables                    33,590       33,590       13,703       13,703
Accounts payable                    (37,365)     (37,365)     (13,886)     (13,886)
Senior notes                       (297,956)    (297,956)          --           --
Long term debt                     (270,106)    (270,106)    (493,400)    (493,400)
Interest rate swaps                    (604)        (604)        (915)        (915)
Forward Freight Agreements, net       8,963        8,963        6,240        6,240

NOTE 14:  EMPLOYEE BENEFIT PLANS

RETIREMENT SAVING PLAN

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company's contributions to the employee saving plan during the year ended December 31, 2006, the periods from August 26, 2005 to
December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended
December 31, 2004, were approximately $197, $53, $204 and $267, respectively, which included a discretionary contribution of $98, $26, $107 and $137, respectively.

DEFINED BENEFIT PENSION PLAN

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known.
The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 "Employer's Accounting for
Pension".

POST-EMPLOYMENT MEDICAL AND LIFE INSURANCE BENEFITS

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to those benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of
$295 during the year ended December 31, 2006. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability ($0: December 31, 2006, $47:
December 31, 2005) is included in accrued expenses and the non-current portion of the liability ($0: December 31, 2006, $770: December 31, 2005) is included in other long term liabilities.

                                      F-33

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 15: URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company's Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year's net income must be set aside until the reserve equals 20% of the subsidiary's paid in capital. As of December 31, 2006 and 2005, this reserve totals $627 and $451, respectively. As a result of the acquisition of Navios by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary,
Navios, the legal reserve is no longer presented as a separate component of stockholders' equity on the face of the balance sheets at December 31, 2006 and
2005.

NOTE 16: COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2006 was contingently liable for letters of guarantee and letters of credit amounting to $535 (2005: $500) issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $3.7 million at December 31,
2006 (2005:$2.3 million) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping
FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was December 14, 2006.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company's financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 17: LEASES

CHARTERS-IN:

As of December 31, 2006, the Company had 16 chartered-in vessels (4 Ultra
Handymax and 12 Panamax vessels). The Company has options to purchase nine of them. The first of the option vessels was exercised and is expected to be delivered during the first quarter of 2007 (Note 24).

The future minimum commitments, net of commissions under charters in are as follows (in thousands):

                        AMOUNT
                      ---------
2007                  $ 38,232
2008                    44,870
2009                    40,949
2010                    33,511
2011                    28,239
2012 and thereafter    118,468
                      --------
                      $304,269
                      ========

Charter hire expense for chartered-in vessels amounted to $59,774, $28,938,
$79,244 and $157,912 for the year ended December 31, 2006, for the period from
August 26, 2005 to December 31, 2005, period from January 1, 2005 to August 25,
2005 and the year ended December 31, 2004, respectively.

                                      F-34

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

CHARTERS-OUT:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

                                        AMOUNT
                                       --------
2007                                   $169,348
2008                                    102,103
2009                                     22,274
2010 and thereafter                         934
                                       --------
                                       $294,659
                                       ========

Revenues from time charter are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

OFFICE SPACE:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

                                         AMOUNT
                                         ------
2007                                     $  872
2008                                        888
2009                                        897
2010                                        897
2011                                        671
2012 and thereafter                       3,215
                                         ------
Total minimum lease payments (*)         $7,440
                                         ======

(*)  Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end of the sublease agreement, under a non cancelable sublease.

Rent expense for office space amounted to $1,038, $170, $337 and $421 for the year ended December 31, 2006, the period from August 26, 2005 to December 31,
2005, the period from January 1, 2005 to August 25, 2005 and the year ended
December 31, 2004, respectively.

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the
Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. The above table only incorporates the lease commitment on both offices as above. See Notes 3 and 18 for further information on the office relocation and the new lease.

                                      F-35

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

VESSEL ACQUISITIONS: On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company's CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively.
The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine
S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios
Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on
January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during
2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios' available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares related to vessels delivered) of Navios authorized capital at $4.96 per share for Navios
Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios
Gemini S. (1,161,535 shares). Navios believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

OFFICE RENT: On January 2, 2006, Navios Corporation and Navios Shipmanagement
Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki - Ikodomiki - Touristiki and Xenodohiaki Anonimos
Eteria, a Greek corporation which is partially owned by relatives of Angeliki
Frangou, Navios' Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the
Company's subsidiaries. The total annual lease payments are EUR 420
(approximately $546) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

PURCHASE OF SERVICES: The Company utilizes Acropolis Chartering and Shipping
Inc. ("Acropolis") as a broker. Commissions paid to Acropolis for the year ended
December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and
January 1, 2005 to August 25, 2005 and during the year ended December 31, 2004 were $187, $455, $157, and $877, respectively. The Company owns fifty percent of the common stock of Acropolis. During the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25,
2005 and the year ended December 31, 2004 the Company received dividends of
$583, $0, $972, and $699, respectively.

LOANS FROM STOCKHOLDERS: Prior to acquisition of the Company on August 25, 2005, an initial stockholder of International Shipping Enterprises, Inc. (the "ISE"),
who became an officer and principal stockholder of the Company, advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by the Company following completion of the August 25, 2005 transaction.

LOANS TO SHAREHOLDERS: In November 2002 Navios (predecessor) issued a promissory note for $367 to Kastella Trading, Inc. ("Kastella"), a Marshall Islands
corporation. Interest was accrued at 4.6% per year and was payable at the note's due date. Kastella was wholly owned by one of Navios (predecessor) executives.
This loan was fully repaid in 2004 and the interest received was $33 and is included in the December 31, 2004 consolidated statement of operations.

In August 2004 Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

BALANCES DUE TO RELATED PARTIES: Included in the trade accounts payable at
December 31, 2006 is an amount of $164 (2005: $90), which is due to Acropolis
Chartering and Shipping Inc.

EXERCISE OF WARRANTS: On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Ms.
Angeliki Frangou, Navios' Chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise all of her 6,666,280 warrants.

                                      F-36

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 19: COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and
Institutional Accredited Investors "QIBAIs") to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou,
Navios' chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of
15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the
Securities and Exchange Commission on September 8, 2006 (No. 333-136936),
registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou's shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to this the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company's financial advisors and the
1,161,535 shares issued in connection with the acquisition of vessel Navios
Gemini S (see note 8), Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008 (44,239,319 shares outstanding and
65,550,000 warrants outstanding as of December 31, 2005).

NOTE 20: DISPOSAL OF FIXED ASSETS

No fixed assets were disposed of in 2006 and 2005.

In 2004, the following fixed assets were disposed of:

                                    NET SALES   NET BOOK   GAIN ON
FIXED ASSETS                         PROCEEDS     VALUE     SALE
-----------------------             ---------   --------   -------
Payloaders                            $112        $(58)      $54
Uniloaders                              24         (17)        7
                                      ----        ----       ---
                                      $136        $(75)      $61
                                      ====        ====       ===

NOTE 21: SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues:
Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

                                      F-37

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

                                                                         SUCCESSOR
                                                     SUCCESSOR         PORT TERMINAL         SUCCESSOR
                                                 VESSEL OPERATIONS    OPERATIONS FOR       TOTAL FOR THE
                                                FOR THE YEAR ENDED    THE YEAR ENDED         YEAR ENDED
                                                 DECEMBER 31, 2006   DECEMBER 31, 2006   DECEMBER 31, 2006
                                                ------------------   -----------------   ------------------

Revenue                                             $   197,410           $ 8,555             $205,965
Gain on forward freight agreements                       19,786                --               19,786
Interest income                                           3,821                11                3,832
Interest expense                                        (47,429)               --              (47,429)
Depreciation and amortization                           (36,007)           (1,712)             (37,719)
Equity in net earnings of affiliate companies               674                --                  674
Net income                                               18,236             2,833               21,069
                                                    ===========           =======             ========
Total assets                                            871,860            72,923              944,783
Capital expenditures                                 (*)161,341               104              161,445
Investment in affiliates                            $       749           $    --             $    749

(*)  Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel and $38.6 million transferred from vessels favorable lease terms and backlogs in connection with the acquisition of five option vessels.

                                   VESSEL OPERATIONS                     PORT TERMINAL                          TOTAL
                         ----------------------------------  ----------------------------------  ----------------------------------
                             SUCCESSOR        PREDECESSOR        SUCCESSOR        PREDECESSOR        SUCCESSOR        PREDECESSOR
                          AUGUST 26, 2005   JANUARY 1, 2005   AUGUST 26, 2005   JANUARY 1, 2005   AUGUST 26, 2005   JANUARY 1, 2005
                                 TO               TO                TO                 TO               TO                TO
                         DECEMBER 31, 2005  AUGUST 25, 2005  DECEMBER 31, 2005  AUGUST 25, 2005  DECEMBER 31, 2005  AUGUST 25, 2005
                         -----------------  ---------------  -----------------  ---------------  -----------------  ---------------

Revenue                     $     74,296         152,668          $ 2,080             5,962            $ 76,376          158,630
Gain (loss) on forward
freight agreements                (2,766)          2,869               --                --              (2,766)           2,869
Interest income                    1,162           1,349                1                 1               1,163            1,350
Interest expense                 (11,892)         (1,677)              --                --             (11,892)          (1,677)
Depreciation and
   amortization                  (13,016)         (3,391)            (566)             (481)            (13,582)          (3,872)
Equity in net income of
   affiliated companies              285             788               --                --                 285              788
Net income                         1,856          48,517              305             2,820               2,161           51,337
                            ============         =======          =======            ======            ========          =======
Total assets                     715,996         256,867           73,387            28,088             789,383          284,955
Capital expenditures         (**)147,363             777              295             3,487             147,658            4,264
Investments in
   affiliates               $        657             372          $    --                --            $    657              372

(**) Includes $21.3 million non-cash consideration in the form of common stock issued in connectionwith the purchase of three vessels and $13.4 million transferred from vessel purchase options in connection with the acquisition of two option vessels

                                      F-38

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

                                                                       PREDECESSOR
                                                   PREDECESSOR        PORT TERMINAL        PREDECESSOR
                                                VESSEL OPERATIONS    OPERATIONS FOR       TOTAL FOR THE
                                               FOR THE YEAR ENDED    THE YEAR ENDED         YEAR ENDED
                                                DECEMBER 31, 2004   DECEMBER 31, 2004   DECEMBER 31, 2004
                                               ------------------   -----------------   ----------------------

Revenue                                             $271,536           $  7,648            $279,184
Gain on forward freight agreements                    57,746                 --              57,746
Interest income                                          787                  2                 789
Interest expense                                      (3,140)              (310)             (3,450)
Depreciation and amortization                         (5,258)              (667)             (5,925)
Equity in net earnings of affiliate companies            763                 --                 763
Net income                                           123,841              3,291             127,132
                                                    ========           ========            ========

Total assets                                         309,022             24,270             333,292
Capital expenditures                                     494              4,609               5,103
Investment in affiliates                            $    557           $     --            $    557

The following table sets out operating revenue by geographic region for the
Company's reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

REVENUE BY GEOGRAPHIC REGION

                           SUCCESSOR                       PREDECESSOR
                ---------------------------------   --------------------------
                                     AUGUST 26,     JANUARY 1,       YEAR
                      YEAR             2005 TO        2005 TO        ENDED
                ENDED DECEMBER 31,   DECEMBER 31,   AUGUST 25,   DECEMBER 31,
                       2006              2005          2005          2004
                ------------------   ------------   ----------   ------------
North America         $ 19,354         $ 5,767      $ 20,206       $ 38,201
South America           19,908           3,512         9,287          7,808
Europe                  90,427          41,614        78,007        119,393
Australia                   --             554         2,587         12,943
Asia                    73,666          24,929        48,318         99,356
Other                    2,060              --           225          1,483
                      --------         -------      --------       --------
Total                 $205,415         $76,376      $158,630       $279,184
                      ========         =======      ========       ========

The following describes long-lived assets by country for the Company's reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $478,312 and $339,083 at December 31, 2006 and
2005, respectively. For Port Terminal, all long-lived assets are located in
Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $25,866 and $26,699 at December 31, 2006 and 2005, respectively.

                                      F-39

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

NOTE 22: EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by
ISE. All earnings per share calculations for periods prior to the August 25,
2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. Fully diluted earnings per share assumes that the 56,444,569 and 65,550,000 warrants outstanding as of December
31, 2006 and 2005, respectively, were exercised at the warrant price of $5.00 each generating proceeds of $282.2 and $327.8 million respectively and these proceeds were used to buy back shares of common stock at the average market price during the period. The warrants will expire on December 9, 2008, at 05:00
p.m., New York City time.

                                                           SUCCESSOR                     PREDECESSOR
                                               ------------------------------   ------------------------------

                                                              AUGUST 26, 2005   JANUARY 1, 2005
                                                YEAR ENDED           TO                TO          YEAR ENDED
                                               DECEMBER 31,     DECEMBER 31,       AUGUST 25,     DECEMBER 31,
                                                   2006             2005              2005            2004
                                               ------------   ---------------   ---------------   ------------

NUMERATOR:
  Net income                                         21,069           2,161          51,337          127,132
                                                ===========     ===========         =======          =======

DENOMINATOR:
Denominator for basic earning per share -
   weighted average shares                       54,894,402      40,189,356         874,584          909,205

Dilutive potential common shares
   Warrants outstanding - weighted average       56,444,569      65,550,000              --               --
   Proceeds on exercises of warrants            282,222,845     327,750,000              --               --
   Number of shares to be repurchased            55,809,283      60,500,802              --               --
                                                -----------     -----------         -------          -------
Dilutive effect of securities - warrants            635,286       5,049,198              --               --
                                                -----------     -----------         -------          -------

Denominator for diluted earnings per share -
adjusted weighted shares and assumed
   conversions                                   55,529,688      45,238,554         874,584          909,205
                                                ===========     ===========         =======          =======

Basic earnings per share                               0.38            0.05            58.7           139.83
                                                ===========     ===========         =======          =======

Diluted earnings per share                             0.38            0.05            58.7           139.83
                                                ===========     ===========         =======          =======

NOTE 23: INCOME TAXES

Marshall Islands, Greece, Liberia and Panama, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece,
Liberia and Panama the countries of the companies' incorporation and vessels'
registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Certain of the Company's subsidiaries are registered as Law 89 companies in
Greece. These Law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the Law 89 companies conduct only business activities that qualify for the exemption of
Greek income tax, no provision has been made for Greek income tax with respect to income derived by these Law 89 companies from their business operations in
Greece.

Corporacion Navios Sociedad Anonima is located in a tax free zone and is not liable to income or other tax.

                                      F-40

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the
"Code"), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than
50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to
U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

NOTE 24: SUBSEQUENT EVENTS

(a)  On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a)
     exercising warrants for 1.16 shares in consideration of $5.00 or (b)
     receiving one share in exchange of every 5.25 warrants surrendered.

     Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,580 new shares of common stock were issued. Following the issuance of the new shares
     Navios has 82,013,707 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

(b)  On January 17, 2007, Navios filed with SEC an amendment to its Articles of
     Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

(c)  On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange ("NYSE"). The shares of common stock and warrants began trading on the NYSE commencing the opening of trading on February 22, 2007 under the symbols "NM" and
     "NMWS", respectively. As of February 22, 2007, the Company's common stock and warrants are no longer trading as a unit. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

(d)  In February 2007, Navios entered into a new secured Loan Facility with HSH
     Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of
     Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

(e)  On February 26, 2007, Navios took delivery of the vessel Navios Hyperion by exercising its purchase option. Previously the vessel was operating under
     Company's chartered-in fleet. The vessel's purchase price was approximately
     $20.2 million.

                                      F-41

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Expressed in thousands of US Dollars - except per share data)- (continued)

(f)  On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. ("Kleimar") for a cash consideration of $165.6 million
     (excluding direct acquisition costs), subject to certain adjustments. It is anticipated that the net cash consideration to be paid for the shares will be approximately $140.3 million, after taking into account the cash retained on Kleimar's balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. As part of the acquisition
     Navios has also assumed Kleimar's outstanding debt of approximately $21.3 million.

     Kleimar is a Belgian maritime transportation company established in 1993.
     Kleimar has 11 employees and is the owner and operator of capesize and panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment ("COA") business, a large percentage of which involves transporting cargo to China.

     Kleimar currently controls 11 vessels, of which it has ownership interest on three of them. The long-term chartered-in fleet consists of five capesize vessels, three panamaxes and one handymax.

     Kleimar also has purchase option on two of the capesize vessels, the
     Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

     The purchase of Kleimar was financed by existing cash and a $120 million revolver credit facility with HSH Nordbank AG. Navios expects that the resulting use of debt will be in line with Navios' current leverage. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings stand point.

     Following is the preliminary allocation of the purchase price:

     ADJUSTED PURCHASE PRICE
        Consideration to sellers (cash)                $165,600
        Long term debt assumed, net of cash retained     17,988
        Acquisition costs                                 3,500
                                                       --------
        Adjusted purchase price                         187,088

     FAIR VALUE OF TANGIBLE ASSETS
        Vessel Asteriks                                  26,750
        Obeliks contract                                 24,225
        Purchase options - near term                    105,951
        Purchase options - long term                      6,292
        Vessel Vanessa contract                          22,412
        Net working capital                             (11,808)
                                                       --------
        Total tangible value                            173,822
                                                       --------
        GOODWILL                                       $ 13,266
                                                       ========

(g)  On February 21, 2007, the Board of Directors resolved that a dividend of
     $0.0666 per common share will be paid on March 30, 2007 to stockholders of records as of March 19, 2007.

                                      F-42